Merrill Lynch Media & Entertainment Conference September 2006 Universal Music Group Important Notice: Investors are strongly urged to read the legal disclaimer at the end of the presentation.

Doug Morris Chairman, and Member of Vivendi Management Board Zach Horowitz President and COO

Music Pay-TV Mobile / Fixed line Mobile / Fixed line Film TV / Film Video Games 100% 100% 20% 100% 100% 56% 51% 35%* Vivendi operates first class assets in Media & Telecom Vivendi Global Content Local Distribution Platforms * Before the acquisition of 50% to 100% of Belgacom's 5.8% interest in Neuf Cegetel

Vivendi Our Strategy: Innovation & Leadership Further strengthen our leadership positions in superior content and distribution businesses Pursue new digital services revenue streams that take advantage of the exploding demand for mobility and broadband

Vivendi Growth Drivers Are In Place Digital generates a growing portion of the Group's activities: - 10% of Universal Music Group's revenues - 73% of CANAL+ Group's subscriptions in France - 70% of Vivendi Games revenues are derived from online games The pending combination between Canal+ and TPS re- energizes the French pay-TV market BMG Music Publishing enhances the strategic position and value of Universal Music Group World of Warcraft has close to 7 million paying clients SFR has more than 1.5 million 3G clients Maroc Telecom generates a 24% growth in mobile clients and more than doubles its ADSL client portfolio Vivendi continues to invest in content creation, telecom infrastructures and digital distribution platforms

Vivendi 2011 Outlook Confirmed 2006-2011 EBITA average growth: Between 8% and 10% per annum 2011 Adjusted Net Income: Between €3.5 billion and €4.0 billion* *Including the assumption that all deferred tax assets will have been utilized by end of 2010

Universal Music Group Source: IFPI 1999-2004, Informa Telecoms & Media 2005, Physical sales only 1999 2000 2001 2002 2003 2004 2005 UMG 0.217 0.229 0.235 0.253 0.234 0.255 0.256 UMG Global Market Share

United States # 1 music market, with 34% of global sales in 2005 Trade music market value of $7,012 million Domestic repertoire 93% of total market Digital sales $636 million, 56% of the global digital market Industry Performance by trade value: Local Currency 2005 -2.8% 2004 +4.7% Universal Music 2005 sales: €1,903 million Universal Music 2005 market share: #1 with 31.7% Source: Market data IFPI, Album market share data Nielsen SoundScan

United States Source: Nielsen SoundScan YTD w.e. 27th August 2006 1999 2000 2001 2002 2003 2004 2005 UMG 0.217 0.229 0.235 0.253 0.234 0.255 0.256 1999 2000 2001 2002 2003 2004 2005 UMG 0.217 0.229 0.235 0.253 0.234 0.255 0.256 Nielsen SoundScan Total YTD U.S. Album Market Share 2006 2005

United States UMG leads the U.S. market in every meaningful category. Overall Albums (31.5%) Digital Track Sales (32.4%) Catalog (27.0%) Unit sales since 2003: UMG: + 6.2%; competitors: - 5.2% UMG's catalog sales: beaten the industry in 115 of 118 weeks #1 Albums from UMG Artists 2006: 16 of first 34 weeks 2005: 26 of 52 weeks Source: SoundScan 2006 YTD digital and physical albums through 8/27/2006.

UMG U.S. Genre Market Share Latin R&B Rap Top-Sellers Classical Rock Country Jazz 0.504 0.411 0.41 0.406 0.399 0.337 0.306 0.295 Source: SoundScan 2006 YTD digital and physical albums through 8/27/2006.

United Kingdom # 3 music market, with 10% of global sales in 2005 Trade music market value of $2,162 million Domestic repertoire 50% of total market Digital sales $69 million, 6% of the global digital market Industry Performance by trade value: Local Currency 2005 -2.9% 2004 -0.4% Universal Music 2005 sales: € 549 million Universal Music 2005 market share: #1 with 26.6% Source: Market data IFPI, market share data UMG

United Kingdom Source: The Official UK Chart Company August YTD 1999 2000 2001 2002 2003 2004 2005 UMG 0.217 0.229 0.235 0.253 0.234 0.255 0.256 1999 2000 2001 2002 2003 2004 2005 UMG 0.217 0.229 0.235 0.253 0.234 0.255 0.256 Official U.K. Chart Company Total U.K. Album Market Share 2006 2005

United Kingdom Source: The Official UK Chart Company Week of September 9th, 2006

Japan # 2 music market, with 18% of global sales in 2005 Trade music market value of $3,718 million Domestic repertoire 74% of total market Digital sales $278 million, 24% of the global digital market Industry Performance by trade value: Local Currency 2005 +0.6% 2004 +1.5% Universal Music 2005 sales: €353 million Universal Music 2005 market share: #2 of international majors, with 11.4% Source: Market data IFPI, market share data UMG

Germany # 4 music market, with 7% of global sales in 2005 Trade music market value of $1,458 million Domestic repertoire 46% of total market Digital sales $39 million, 3% of the global digital market Industry Performance by trade value: Local Currency 2005 +0.4% 2004 -3.3% Universal Music 2005 sales: €334 million Universal Music 2005 market share: #1, with 25.4% Source: Market data IFPI, market share data UMG

France # 5 music market, with 6% of global sales in 2005 Trade music market value of $1,248 million Domestic repertoire 61% of total market Digital sales $28 million, 2% of the global digital market Industry Performance by trade value: Local Currency 2005 -1.7% 2004 -13.6% Universal Music 2005 sales: €449 million Universal Music 2005 market share: #1, with 33.2% Source: Market data IFPI, market share data UMG

Digital Outlook

UMG Global Digital Revenue 1999 2000 2001 2002 2003 2004 2005 UMG 0.217 0.229 0.235 0.253 0.234 0.255 0.256 1999 2000 2001 2002 2003 2004 2005 UMG 0.217 0.229 0.235 0.253 0.234 0.255 0.256 1st Half '04 2nd Half '04 1st Half '05 2nd Half '05 1st Half '06 Recorded Music 32.2 55.4 96.9 147.7 212.8 Music Publishing 3.4 3.9 6.4 8.1 8.9 € Millions

US Japan UK France Germany Other North 131466 16814 14736 13574 8886 27341 UMG Global Digital Revenue 1999 2000 2001 2002 2003 2004 2005 UMG 0.217 0.229 0.235 0.253 0.234 0.255 0.256 1999 2000 2001 2002 2003 2004 2005 UMG 0.217 0.229 0.235 0.253 0.234 0.255 0.256 Digital sales from recorded music only Digital Revenue by Territory 1st Half 2006 U.S. Japan Other Germany France U.K. Growth by Territory 1H 2006 vs. 1H 2005 U.S + 128% Japan + 138% U.K. + 65% France + 75% Germany + 55% Other + 179% Total UMG + 120%

#1 in the Largest Market 1999 2000 2001 2002 2003 2004 2005 UMG 0.217 0.229 0.235 0.253 0.234 0.255 0.256 1999 2000 2001 2002 2003 2004 2005 UMG 0.217 0.229 0.235 0.253 0.234 0.255 0.256 U.S. Digital Tracks Market Share Source: SoundScan 2006 YTD digital tracks market share through 8/27/2006.

UMG Global Digital Revenue Digital sales from recorded music only U.S. 147% Growth 102% Growth Total Growth 1H 2005 vs. 1H 2006 - 120% In 1H 2006, Mobile was 45% of total global digital revenue

Music remains the most popular digital content Competition among distributors increases value of content New distribution channels create revenue streams out of formerly "promotional" opportunities UMG participates financially in the growth of new distribution platforms Digital Strategy UMG seeks to market its content wherever there is an audience and through all distribution platforms (mobile, online, TV, etc.).

UMG remains the leader in digital music, both in terms of revenue and in development of new business models. Leadership in Digital Music Global Digital Revenue in € 000's, 12 months ending 3/31/06 UMG 325 WMG 212 EMI 164 Source: Company financials

The CD is in a state of decline. UMG will increase revenue through a growing array of new digital business models and products. The Transition to Digital Existing digital business models and products A la carte PC-based audio and video downloads Mastertones and other mobile personalization products Tethered audio subscription services (e.g., Napster) Ad-supported video on demand streaming (e.g., Yahoo!) Emerging digital business models and products OTA audio downloads Ringbacktones and "alert tones" Bundled online and mobile products Portable subscription services Mobile video, incl., MTVMobile and mobile broadcast (MediaFlo, DVB-H) Ad-supported audio services, e.g., Napster and SpiralFrog

UMG's US Mastertone sales have exploded as the US has become the #1 Mastertone market UMG sold over 44m Mastertones in 1H '06 Product Snapshot: US Mastertones 151% Growth

Q2 '06 OTA download revenue grew 17% from prior quarter OTA downloads represented 9% of total UMG global downloads in July, '06 OTA downloads have exceeded expectations in several markets Strong growth in UK and Italy from carrier "3" KDDI has driven the market in Japan Sprint and Verizon leading a strong marketing push in the US Product Snapshot: Mobile OTA downloads

Although iTunes is the dominant player overall, the international market is more fragmented than the US After a slower start, UMG's international online download revenue grew at a faster rate than the US in 1H '06 Product Snapshot: Int'l Online downloads Product Snapshot: Int'l Online downloads Product Snapshot: Int'l Online downloads Product Snapshot: Int'l Online downloads 185% Growth

Music videos: traditionally "promotional" Annual cost to UMG of tens of millions of dollars UMG has led the industry in monetizing our video assets Within 3 years, music videos will evolve from a marketing cost to net source of revenue This represents a major "sea change" in the industry Product Snapshot: Digital Video Content

In markets with minimal existing sales, digital and mobile business models can emerge rapidly (e.g., India, China, Africa, Eastern Europe) Markets lost to piracy can become commercially viable (China, Russia, Mexico) Distribution becomes viable in unwieldy geographic areas (Russia, India, China) particularly with tech savvy and emerging middle class in China and India Emerging Markets UMG has adapted its strategy in less developed markets based on prevailing local conditions.

Publishing

Revenue Drivers Music Publishing is forecasted to grow at an average rate of ~4.5% through 2013, driven by: Digital, Performance, Synchronization Improvements in Collection Accuracy and Efficiency Source: Enders Analysis (01-06) and Music & Copyright estimate of 2005 global publisher market (€3.2b) 2002 2003 2004 2005 2006E 2007E 2008E 2009E 2010E 2011E 2012E 2013E 3565 3661 3827 3979 4158 4345 4541 4745 4959 5182 5415 5659 US$ Millions

Universal Music Publishing Group


ABBA




3121



U2
Paul Simon
Diana Krall
Bon Jovi
50 Cent
Franz Ferdinand
Leonard Bernstein
Henry Mancini
Mariah Carey

Gloria Estefan
Prince
The Corrs
Andre Rieu
Avril Lavigne
Heart
Elton John
The Killers
Twista

Anastacia
3 Doors Down
ABBA
Chemical Brothers
Mary J. Blige
George Thorogood
Bernie Taupin
Dave Grohl
Ludacris

American Pie - Strangers in the Night - Girl From Ipanema - Good Vibrations - I Want to Hold Your Hand - Candle in the Wind - I Will Survive - Sitting on the Dock of the Bay - Your Song - It's My Life - The First Cut is the Deepest - In Da Club - A Thousand Miles - Toxic - Born to be Wild - Heaven – Who Wants to be a Millionaire - Should I Stay or Should I Go - California Dreamin' - Mrs. Robinson - In The Morning - Can't Get You Out of My Head - Homeward Bound - Sweet Home Alabama - Kiss - Dancing Queen - Don't Cry For Me Argentina – R.E.S.P.E.C.T. - Smoke Gets In Your Eyes - Daniel - Purple Rain – Somewhere – Bridge Over Troubled Water


BON JOVI




MARIAH CAREY


BERNSTEIN SONGBOOK

33

BMG Music Publishing



KELLY


JUAN GABRIEL

Coldplay	**R Kelly**	**Famous Music**
Robbie Williams	**Joss Stone**	**Alanis Morissette**
Keane	**Linkin Park**	**Linda Perry**
Shania Twain	**Mutt Lange**	**Bee Gees**
Britney Spears	**Juan Gabriel**	**Pete Townshend**
Maroon 5	**The Cure**	
Elvis Costello	**Backstreet Boys**	
Massive Attack	**Rammstein**	
Paul Weller	**Powderfinger**	

This Love – La Cumparsita - Clocks – Sweet Dreams – If You Leave Me Now – I Believe I Can Fly – La Boheme – Bless the Broken Road - Borderline – Quando Quando Quando - Gloria – Somewhere I Belong - Turandot – Don't Stop - Caruso – Et Maintenant – Wherever You Will Go – Numb – We Got The Beat – Sunday Morning – More More More – She Will – Hard to Say I'm Sorry – All Out of Love – Hot in Herre – Madame Butterfly - Tequila – You Make Lovin Fun - Mickey – E Tu – Rhythm of the Night – We're Not Gonna Take It – Samba Pa Ti – Sailing – It's My Life


christina


LINKIN PARK


34

Acquisition of BMG Music Publishing Consideration: €1,630 million in Enterprise value Why Music Publishing? Attractive low risk, high margin business Stable, low-volatility, annuity-like cash flows Highly scaleable business Uniquely positioned to benefit from explosion in new media Lower capital requirements vs. recorded music Multiple and diverse revenue streams means less vulnerability to piracy

Acquisition of BMG Music Publishing Why BMG Music Publishing? Unique and diverse catalog with over 1m copyrights Attractive Production Music Library business Classical and Christian genre position Complementary to UMG Music Publishing Synergies enhance value creation

Acquisition of BMG Music Publishing A Unique Opportunity.... Note: Pie charts represent 2006 estimated business mix Publishing Recorded Revenue 8 92 BMG Music Publishing strengthens UMG's collection of music assets and enables UMG to derive a larger share of its revenue from music publishing's stable and diverse revenue streams. UMG Today Publishing 8% Recorded 92% Publishing Recorded ebitda 14 86 Publishing 14% Recorded 86% UMG + BMG MP BMG MP €370m Revenues

Conclusion UMG has the best roster of artists and best collection of executive talent in the industry UMG is utilizing some of the most innovative approaches to new technologies and new business models UMG is uniquely positioned for the future

Merrill Lynch Media & Entertainment Conference September 2006 Q & A

Important Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that prospects for growth in revenues, earnings and adjusted net income may differ from forecasts made by Vivendi or UMG; UMG will not be able to obtain the regulatory, competition or other approvals necessary to complete certain transactions, including but not limited to the BMG Music Publishing transaction discussed in this presentation; synergies and profits arising from proposed acquisitions will not materialize in the timing or manner described above; UMG will be unable to further identify, develop and achieve success for new products, services and technologies; UMG will face increased competition and that the effect(s) on pricing, spending, third-party relationships and revenues of such competition will limit or reduce UMG's revenue and/or income; as well as any additional risks described in the documents Vivendi has filed previously with the U.S. Securities and Exchange Commission and/or the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi with the U.S. Securities and Exchange Commission at www.sec.gov, www.amf- france.org or directly from Vivendi. Vivendi does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements. Merrill Lynch Media & Entertainment Conference ^ September 2006